Exhibit 99.1

BioNTech Announces Appointment of Ramón Zapata to Management Board as Chief Financial Officer

Mainz, Germany, May 5, 2025 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that the Supervisory Board has appointed Ramón Zapata-Gomez to the Management Board as Chief Financial Officer (“CFO”) effective July 1, 2025. He will join BioNTech from Novartis AG’s global biomedical research organization where he has been serving as CFO since 2022. Ramón Zapata will succeed Jens Holstein, who, as previously planned and announced, will retire at the end of his term on June 30, 2025.

In his new role as CFO at BioNTech, Ramón Zapata will ensure the Company’s financial direction continues to align with BioNTech’s strategy to become a multi-product company in the oncology field. In preparation for BioNTech’s oncology product launches, he will be responsible for fostering and further optimizing a strong financial infrastructure and performance in key markets. He will continue to drive sustainable organizational excellence and global execution in financial reporting, accounting, tax and treasury, and purchasing with the aim of furthering cost-effective value generation.

“Ramón Zapata is an accomplished leader with deep finance expertise who will be taking over from Jens Holstein at an exciting phase. He has gained extensive experience within the international pharmaceutical industry with a focus on North America, Europe, and Latin America, and has a deep understanding of market and business dynamics, resource optimization, and high-performing teams,” said Helmut Jeggle, Chairman of the Supervisory Board. “We, the Supervisory and the Management Board, thank Jens Holstein for his financial leadership and contributions to BioNTech’s successful trajectory. He strengthened BioNTech’s global finance organization and processes and contributed to the Company’s financial stability while increasing operational efficiency. Today, the Company is uniquely positioned to continue its success story and transformation into a multi-product company.”

“It has been a privilege to be part of the development of BioNTech into one of the largest global biotechnology companies,” said Jens Holstein, CFO at BioNTech. “I would like to thank my colleagues on the Boards as well as my teams for their dedication and collaboration during this remarkable growth journey. For me personally, it is the right time to retire as CFO and focus on non-executive Board roles in the future.”

“I am looking forward to joining BioNTech and am eager to contribute to its ambitious vision of improving patients’ lives,” said Ramón Zapata, designated CFO at BioNTech. “Throughout my career, I have been driven by the goal of developing and providing access to innovative medicines for patients. As BioNTech focuses on its first oncology launches, while advancing its unique clinical pipeline with disruptive and synergistic potential, I look forward to working with the talented team at BioNTech and accelerating financial strategies that support the Company’s vision.”

Ramón Zapata is a seasoned global finance executive with more than 25 years of experience in the pharmaceutical and consumer goods industries. He has held leadership roles at leading global companies including Novartis AG, Sandoz AG, and Mondelēz International. Throughout his career, Ramón Zapata has led finance functions enabling seamless execution from drug discovery through commercialization, including overseeing M&A transactions and successful integrations as well as driving digital finance transformations. Prior to joining BioNTech, Ramón Zapata served as CFO of BioMedical Research at Novartis, where he was responsible for the overall leadership of the division’s finance strategy and operations.

Ramón Zapata holds dual citizenship of the United States and Mexico. He is a Certified Public Accountant (CPA) from Universidad Panamericana in Mexico City and holds an MBA degree from IPADE Business School in Mexico City and from IESE Business School in Barcelona, Spain.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not be limited to, statements concerning: expected changes to BioNTech’s leadership and the potential benefits of BioNTech’s leadership hires; BioNTech’s research and development programs; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech’s product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Annual Report on Form 20-F for the period ended December 31, 2024, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Michael Horowicz
Investors@biontech.de

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